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                                  UNITED STATES                  ---------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC File Number
                             Washington, D.C. 20549                 000-50195
                                                                 ---------------
                                   FORM 12b-25
                                                                 ---------------
                           NOTIFICATION OF LATE FILING             CUSIP Number
                                                                    29412N 10 0
                                                                 ---------------


(Check One):  [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X] Form 10-Q
[ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: September 30, 2003
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                             Link Energy LLC

Former Name if Applicable:                           EOTT Energy LLC, EOTT Energy Partners, L.P.


Address of Principal Executive Office                2000 West Sam Houston Parkway South
(Street and Number):                                 Suite 400

City, State and Zip Code:                            Houston, Texas 77042


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PART II - RULES 12b-25(b) AND (c)


[X] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Link Energy LLC (the "Company") recently identified control deficiencies with inventory and accounts payable reconciliation procedures in the Company's pipelines and liquids operations. The Company has designed additional procedures to provide reasonable assurance that these control deficiencies will not lead to a material misstatement in the Company's consolidated financial statements. In addition, the Company has recently revised downward its estimate of the physical volume of crude oil linefill in certain pipelines in West Texas and New Mexico by approximately 170,000 barrels. The Company's management has been very involved in the review of the foregoing issues. Because the attention of the relevant personnel that prepare the Company's Form 10-Q has been diverted from that task, the Company is not able to timely file its Form 10-Q for the fiscal quarter ended September 30, 2003 without unreasonable or undue effort, expense or burden.

         The Company anticipates filing the Form 10-Q on or before the fifth calendar day following the prescribed due date.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             H. Keith Kaelber            (713)                     993-5020
                  (Name)              (Area Code)             (Telephone Number)


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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ ] Yes   [X] No

         EOTT LLC filed its Annual Report on Form 10-K for the period ended December 31, 2002 with unaudited financial statements for the year 2000 for the reasons stated in such filing.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that it will have a net loss of approximately $20 million for the three months ended September 30, 2003 compared to a net loss of $26.6 million for the comparable period in 2002. Results of operations, which include the charges described below, will reflect an approximate $6.0 million improvement in the marketing and pipeline operations offset by an approximate $7.0 million decline in liquids operations. Additionally, the results of operations benefited from lower interest and financing costs and lower corporate costs resulting from the Company's emergence from bankruptcy.

         Included in the approximate $20 million loss for the three months ended September 30, 2003 are charges of approximately $8.5 million related to the phase out of MTBE operations and reconciliation adjustments, and charges of approximately $4.5 million related to a change in linefill estimate. The net loss for the three months ended September 30, 2003 triggered defaults under certain of our debt agreements. The defaults for the period ending September 30, 2003 have been waived until November 30, 2003, and our debt facilities remain available to us. We are working with our lenders to address our covenant provisions for the fourth quarter of 2003.

         Link Energy LLC has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2003                       By:  /s/ H. KEITH KAELBER
                                                 -------------------------------
                                                 H. Keith Kaelber
                                                 Executive Vice President and
                                                 Chief Financial Officer


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